THE MERGER FUND VL
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

October 15, 2010

VIA EDGAR

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund VL
File No. 811-21279; S000005160

Dear Mr. Kosoff:

On behalf of The Merger Fund VL (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on October 14, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s preliminary proxy statement filed on October 5, 2010.  The Fund’s responses to the Staff’s comments are set forth below.

General

Staff Comment 1: Please confirm supplementally that the definitive proxy materials will be posted to an internet web site pursuant to Rule 14a-16 of the Exchange Act.  Please also add a sentence that proxy materials are available on the identified web site and provide a link to the site.

RESPONSE:

Supplementally, the Fund confirms that the definitive proxy materials will be posted to an internet web site.  The Fund will add the following information to the proxy statement:

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING TO BE HELD ON NOVEMBER 24, 2010

This Proxy Statement is available on the Internet at: http://www.mergerfund.com/vl.html.

Staff Comment 2. The proxy statement will be sent to and voted upon by variable contract owners who are not shareholders of the Fund.  As such, please revise the President’s letter and the Q&A to explain why contract owners are being sent the proxy materials.

RESPONSE:

The following disclosure will be added to the President’s letter:

The Fund’s shares are currently offered only to separate accounts funding variable annuity and variable life insurance contracts issued by participating life insurance companies (“Contracts”).  Insurance company separate accounts, as shareholders of the Fund, will request voting instructions from the Contract owners, and will vote the accounts’ shares in the Fund in accordance with the voting instructions received.  Each separate account will vote shares of the Fund held in each of its respective variable accounts for which no voting instructions have been received in the same proportion as the separate account votes shares held by variable accounts for which it has received instructions.  Such proportional voting may result in a relatively small number of Contract owners determining the outcome of the proposals.  With respect to Fund shares held by unregistered separate accounts, the insurance company generally will only vote those separate account shares for which it receives instructions.

The disclosure in the Q&A under “WHY AM I RECEIVING THIS PROXY STATEMENT?” will be revised as follows:

As a shareholder of The Merger Fund VL (the “Fund”) or an owner of a variable annuity or variable life insurance contract (“Contract”) issued by a participating life insurance company whose separate account is a shareholder of the Fund, you are being asked to vote on two proposals at a special meeting (the “Meeting”), and any postponements or adjournments thereof, of shareholders of the Fund.

As you may know, your Contract gives you the right to instruct the participating life insurance company on how to vote the Fund’s shares supporting your Contract at any meeting of the Fund’s shareholders at which shareholders are being asked to vote.  We are writing to you to ask that you instruct the participating life insurance company, either by telephone, internet or mail, as to how it should vote its Fund shares at the Meeting.

Other Funds Managed by Westchester (page 5)

Staff Comment 3: Please consider moving this disclosure to a location after page 9 as the disclosure of advisory fees of other funds come before, and appears to be more prominent, than the disclosure of the advisory fee for the Fund.

RESPONSE:

The Fund believes that it is appropriate to keep this disclosure in its current location, immediately following “Information Regarding Westchester.”

The Current Advisory Agreement (page 9)

Staff Comment 4: It appears that the Adviser has taken a significant loss performing advisory services for the Fund during the most recent fiscal year.  If applicable, please disclose any other payments that may have been paid by the Fund to the Adviser or affiliates of the Adviser as per Item 22(c)(1)(iii) of Schedule 14A.  [State the aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund]

RESPONSE:

Supplementally, the Fund notes that the Fund has not made any other payments to Westchester, or any affiliated person of Westchester, during the Fund’s last fiscal year.

Staff Comment 5:  On page 10, please revise the following sentence for clarity: “The date on which the Current Advisory Agreement was last submitted to a vote of the initial shareholder for the purpose of approval was April 16, 2003.”

RESPONSE:

Supplementally, the Fund notes that the only date on which the Current Advisory Agreement was submitted to a vote of security holders of the Fund was April 16, 2003, when it was approved by Westchester in its capacity as the sole shareholder of the Fund.

Comparison of the Proposed and Current Advisory Agreements (page 10)

Staff Comment 6: The proxy statement and the shareholder letter state that the old and new expense waiver and reimbursement agreement are the same in all material respects.  However, the old expense waiver and reimbursement agreement is set to expire on July 1, 2013 and the new expense waiver and reimbursement agreement is set to expire two years from the date the Transaction is set to take place (late 2010 or early 2011).  As such, please disclose in the proxy statement and the Q&A that the new expense waiver and reimbursement agreement has a shorter term than the old expense waiver and reimbursement agreement.  In addition, please disclose in the proxy statement whether the Board considered this fact.  Note that page 12 of the proxy statement states that the transition from Westchester to WCM will not have any foreseeable short-term or long-term adverse impact on the Fund or its shareholders.

RESPONSE:

Supplementally, the Fund notes that at the Board’s September 25, 2010 in-person meeting called for the purpose of considering the Proposed Advisory Agreement, it was agreed that the new expense waiver and reimbursement agreement would expire on June 30, 2013, which is the date on which the current expense waiver and reimbursement agreement is set to expire.

The Fund will revise the disclosure under “COMPARISON OF THE PROPOSED AND CURRENT ADVISORY AGREEMENTS” as follows:

WCM also has agreed to enter into a separate expense waiver and reimbursement agreement that is the same in all material respects as the current expense waiver and reimbursement agreement between the Fund and Westchester.  Both agreements provide that the relevant adviser will limit the Fund’s advisory fees or other expenses so that the Fund’s annual total operating expenses do not exceed 1.40% of the Fund’s average daily net assets (excluding interest expense and dividends on securities sold short).  This separate agreement, which is not subject to shareholder approval, will expire on June 30, 2013, and may be annually renewed thereafter only upon mutual agreement of the Fund and WCM.

The Fund will revise the disclosure under “Board Considerations Regarding Approval of the Proposed Advisory Agreement--Investment Advisory Fee Rate” as follows:

The Trustees noted that this separate agreement, which is not subject to shareholder approval, will expire on June 30, 2013, and may be annually renewed thereafter only upon mutual agreement of the Fund and WCM.

Board Considerations Regarding Approval of the Proposed Advisory Agreement (page 11)

Staff Comment 7: Please confirm that all material Board considerations are disclosed, as opposed to only the Board considerations that are in favor of the approval of the advisory agreement.

RESPONSE:

Supplementally, the Fund confirms that all material Board considerations are disclosed, as opposed to only the Board considerations that are in favor of the approval of the Proposed Advisory Agreement.

Costs of Services to be Provided and Estimated Profitability (page 15)

Staff Comment 8: To the extent applicable, please include disclosure responsive to Item 22(c)(14) of Schedule 14A.  [Disclose the amount of any fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions).  State whether these services will continue to be provided after the investment advisory contract is approved.]

RESPONSE:

Supplementally, the Fund notes that the Fund has not paid any fees to Westchester, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the Current Advisory Agreement).

Staff Comment 9. Please clarify if the old agreement had the right to recapture fee waivers for a three year period; does the termination of the old agreement terminate the right to recapture under the old agreement?

RESPONSE:

Supplementally, the Fund confirms that the current expense waiver and reimbursement agreement provides that Westchester may recapture some or all of the amounts it waives or absorbs on behalf of the Fund over a period of three years if it is able to do so without causing Fund operating expenses, excluding interest expense and dividends on securities sold short, to exceed the 1.40% cap.

The current expense waiver and reimbursement agreement provides that its termination in no way relieves the Fund of its obligations with respect to Westchester’s ability to recapture fee waivers for a three year period.

The Fund will clarify this on page 9 as follows:

This agreement permits Westchester to recapture any waivers or subsidies it makes only if the amounts can be recaptured within three years (even if this agreement is terminated) without causing the Fund’s total annual operating expenses, excluding interest expense and dividends on securities sold short, to exceed the applicable cap.

The Fund will clarify this on page 15 as follows:

This agreement will permit WCM to recapture any waivers or subsidies it makes only if the amounts can be recaptured within three years (even if this agreement is terminated) without causing the Fund’s total annual operating expenses, excluding interest expense and dividends on securities sold short, to exceed the applicable cap.

Nominees and Executive Officers (page 18)

Staff Comment 10: Please include the required information or indicate “N/A” in the last two columns for Roy D. Behren.

RESPONSE:

The Fund will add “N/A” to the last two columns for Roy D. Behren.

Expense of Proxy Solicitation (page 27)

Staff Comment 11: Please place all but the first paragraph of this section under a separate heading.

RESPONSE:

The Fund will place all but the first paragraph of this section under a separate heading called “VOTING INFORMATION FOR CONTRACT OWNERS.”

Staff Comment 12: Please disclose that as a result of proportional voting, the vote of a small number of contract holders could determine the outcome of a proposal subject to a shareholder vote.

RESPONSE:

The Fund will revise the second paragraph under “VOTING INFORMATION FOR CONTRACT OWNERS” as follows:

Therefore, an insurance company will request voting instructions from the Contract owner and will vote shares or other voting interests with respect to SEC-registered separate accounts in proportion to the voting instructions received.  Such proportional voting may result in a relatively small number of Contract owners determining the outcome of the proposals.  With respect to Fund shares held by unregistered separate accounts, the insurance company generally will only vote those separate account shares for which it receives instructions.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bruce Rubin
Bruce Rubin
Chief Compliance Officer